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VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	SiSi Cheng

Claire Erlanger

Erin Donahue

Geoffrey Kruczek

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Terra Innovatum Global S.R.L.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 1, 2025

File No. 333-287271

To the addressees set forth above:

On behalf of our clients, Terra Innovatum Global S.R.L., Terra Innovatum s.r.l. and GSR III Acquisition Corp. (collectively, the “Registrants”), we submit this letter setting forth the responses of the Registrants to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 12, 2025 (the “Comment Letter”) with respect to the Registration Statement on Form S-4/A filed with the Commission by the Registrants on August 1, 2025. Concurrently with the filing of this letter, the Registrants have filed a Registration Statement on Form S-4/A (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Registrants’ response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4 filed August 1, 2025

General

1.	We note your response to prior comment 2. Given your disclosure on pages xxii and xxiii, it appears that the preferred shares may convert to ordinary shares at any time following closing. As such, please advise how you determined to not register the conversion in this registration statement. Please also revise to clarify whether the preferred shares will be issued to the same quotaholders and in the same proportion as the ordinary shares issued in the transaction. If not, explain to whom the preferred shares will be issued and in what proportion. Also disclose whether the agreement regarding preferred stock voting rights will remain in effect while the preferred stock remains outstanding.

Response: The Registrants acknowledge the Staff’s comments. After discussion with the Staff and confirmation that the preferred shares that are being registered may be convertible into ordinary shares within one year after issuance, the Registrants acknowledge that the ordinary shares underlying the 8,040 preferred shares should be registered on this registration statement in accordance with Compliance and Disclosure Interpretation Question103.04. As a result, the Registrants have included an additional 80,400,000 ordinary shares for registration on this registration statement. The Registrants also advise the Staff that 8,000 of the 8,040 preferred shares that will be issued will be issued on a pro rata basis to the same quotaholders with the remaining 40 preferred shares to be issued to Terra’s financial advisor. The Registrants confirm that the agreement regarding the preferred stock voting rights will remain in effect while the preferred stock remains outstanding.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.

Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:	Gus Garcia, Co-Chief Executive Officer, GSR III Acquisition Corp.
Lewis Silberman, Co-Chief Executive Officer, GSR III Acquisition Corp
Alessandro Petruzzi, Chief Executive Officer, Terra Innovatum Global S.R.L.
Mitchell Nussbaum, Loeb & Loeb LLP
Tahra Wright, Loeb & Loeb LLP

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